Exhibit 8.1

List of Subsidiaries as of December 31, 2023

Name	Country of incorporation
Urugus S.A.	Uruguay
Nettar Group	B.V.I
Nettar S.A.	Uruguay
Telluric Ltd.	Israel
Satellogic V. Inc.	United States
Satellogic USA, Inc.	United States
Satellogic S.A.	Argentina
Satellogic Solutions S.L.	Spain
Satellogic China, LTD	China
Satellogic Federal LLC	United States
Satellogic Netherlands B.V.	The Netherlands